FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

    Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of June 2005

ABBEY NATIONAL PLC
(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent's Place
London NW1 3AN, England
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes . . . . . . . No . . .X. . .. .

15 June 2005

Abbey National plc ("Abbey")

Abbey Board Change

Abbey announces today that Tony Wyatt, Executive Director, Manufacturing has resigned from the Abbey Board and will leave the company with effect 30th June 2005.

Juan Olaizola, who has been working on the integration of Abbey into Santander (Banco Santander Central Hispano, S.A.), will take on management responsibility for the Manufacturing division.

The above is subject to appropriate FSA approval.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Date: 15th June 2005	By: /s/ Jason Wright
(Authorized Signatory)